Exhibit 99.2

Pharming Announces Instructions for Exchanging Listed Ordinary

Shares into Nasdaq Listed ADSs

Costs for conversion of Ordinary Shares into ADS’s waived by JP Morgan Chase for initial four weeks after today

Leiden, The Netherlands, 22 December 2020: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM), a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs, today separately announced that in connection with the listing of American Depositary Shares (“ADSs”) representing ordinary shares of nominal value of €0.01 each in the capital of the Company (“Ordinary Shares”) on the Nasdaq Global Market (“Nasdaq”), the United States Securities and Exchange Commission has declared effective registration statements on Form F-1 and F-6 with respect to such securities, Nasdaq has approved the ADSs for listing, and ADSs will begin trading on such market under the symbol “PHAR” from tomorrow; Wednesday 23 December.

This announcement is intended to guide holders of Ordinary Shares, which are listed and admitted to trading on Euronext Amsterdam through the process of converting Ordinary Shares into ADSs, and to answer certain related frequently asked questions applicable to holders of Ordinary Shares.

In addition, to facilitate the initial conversions of Ordinary Shares into ADSs, the Depositary (JP Morgan Chase) has agreed to waive the conversion fees of US$5.00 per 100 ADSs that shareholders will incur from the Depositary for such conversion for the first four weeks following the listing.

For any further questions about the Ordinary Share to ADS exchange process, please contact the Company’s ADS Depositary Bank, JPMorgan Chase Bank, N.A. (the “Depositary”) (see contact details below in the “Notes for Brokers section”).

About Pharming Group N.V.

Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.

The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that downregulates the complement cascade in order to control swelling in affected tissues.

Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.

We are also developing rhC1INH for subsequent indications, including pre-eclampsia, acute kidney injury and we also investigating the clinical efficacy of rhC1INH in COVID-19.

In addition, we are studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the US and Europe.

Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies most notably for Pompe disease, which program is currently in the preclinical stage.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. A prospectus describing the securities may be obtained from Pharming Group N.V. at Darwinweg 24, 2333 CR Leiden, The Netherlands. For the avoidance of doubt, such prospectus does not constitute a “prospectus” for the purposes of Regulation (EU) 2017/1129 and has not been reviewed by any competent authority in any EEA member state.

Forward-looking Statements

This press release contains forward-looking statements, including with respect to the creation of a trading market for ADSs representing the Company’s Ordinary Shares in the United States, the timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2019 Annual Report and its report for the six months ended 30 June 2020, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

For further public information, contact:

Pharming Group, Leiden, The Netherlands

Sijmen de Vries, CEO: T: +31 71 524 7400

Susanne Embleton, Investor Relations Manager: +31 71 524 7400/investor@pharming.com

FTI Consulting, London, UK

Victoria Foster Mitchell/Mary Whittow,

T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands

Leon Melens

T: +31 6 53 81 64 27

E: pharming@lifespring.nl

Frequently Asked Questions and Answers for Pharming Ordinary Shareholders:

What is the relationship between the Ordinary Shares and ADSs?

Each ADS is a tradeable security representing 10 Ordinary Shares. The ADSs have been approved for trading on Nasdaq under the ticker symbol: PHAR. The value of each ADS is denominated in US Dollars.

What does it cost to convert Ordinary Shares into ADSs?

For the initial four weeks after today, there will be no issuance fee, thereafter there will be an issuance fee of up to US$5.00 per 100 ADSs (or portion thereof) charged by the Depositary for the issuance of the ADSs. The exchange of your dematerialised Ordinary Shares will need to be managed by your broker as Ordinary Shares need to be delivered in dematerialized form to BNP PARIBAS Securities Services (the “Custodian”), as custodian for the Depositary prior to the issuance of ADSs. Your selected broker may also levy an administrative charge for managing the exchange process.

How long does it take and is dematerialisation necessary?

The Depositary typically can be expected to deliver ADSs to your broker within the U.S. clearing system within two business days of receiving an electronic transfer of Ordinary Shares from your broker.

I don’t have a broker – do I really need one?

Yes, the deposit of Ordinary Shares with the Custodian against the issuance of ADSs will require the assistance of a broker. Please refer to “Notes for holders of Ordinary Shares”.

Is there a cost to hold ADSs?

In addition to the ADS issuance fee described above, the Depositary may charge certain fees to holders of ADSs. The fees are described in the terms of the ADSs filed as an exhibit to a Form F-6 filing made with the U.S. Securities and Exchange Commission. Your broker may also charge you for maintaining your account and holding ADSs on your behalf.

How do I convert my Ordinary Shares into ADSs?

Your broker will need to deliver the Ordinary Shares to the Custodian, provide the Custodian with ADS delivery instructions and arrange for payment of the ADS issuance fee on your behalf (the latter to the extent applicable).

Do I have to exchange my Ordinary Shares into ADSs?

No, the Ordinary Shares will continue to be listed and trade on Euronext Amsterdam. If you do not wish to hold ADSs but wish to remain a shareholder of Pharming, then no action is required.

Are all Ordinary Shares eligible to be deposited for delivery of ADSs?

No. Ordinary Shares that are owned by an executive officer or director or other person that may be considered an “affiliate” of the Company under U.S. securities law and Ordinary Shares that were received in a private placement and have been held for less than a year are generally not eligible to be deposited. If your Ordinary Shares fall into one of these categories, please contact investor@pharming.com for more information on whether you will be allowed to deposit and under what conditions.

Notes for holders of Ordinary Shares:

Process for exchanging Ordinary Shares into ADSs:

Step 1: Select a broker with US listed securities trading capability. If you do not already have an account with a broker, you may be able to open one either online or through banks and building societies which offer broking services. You need to ensure that the broker and type of account on offer is capable of holding and trading US listed securities. Often the most basic account offered is for Dutch listed shares only so you will need to select an account that gives you the ability to buy and sell US listed shares. Please ensure that you check with your broker that they can hold Pharming Group N.V. ADSs and have a DTC participant account.

Step 2: You will need to contact your broker and ask them how to transfer your existing Ordinary Shares into your account.

Step 3: Your broker will need to contact the Custodian and the Depositary to coordinate the timing of the delivery of the Ordinary Shares and the payment of the ADS issuance fee, (to the extent applicable). You will receive one ADS for every 10 Ordinary Shares that you hold and opt to deposit.

The contact details for the Depositary, together with details of the conversion process are set out below in the “Notes for Brokers” section:

Notes for Brokers:

Conversion of Ordinary Shares into ADSs tradeable on Nasdaq

Ordinary Shares are listed and traded on Euronext Amsterdam under the ticker: PHARM.

Pharming’s ADSs are listed and traded on Nasdaq under the ticker: PHAR.

Each ADS represents 10 Ordinary Shares.

Ordinary Shares can be deposited with the Custodian and converted into ADSs based on the ratio set forth above. The ADSs are tradeable via Nasdaq.

The Custodian’s details are available on the program home page on https://adr.com

Fees payable: The Depositary charges an ADS issuance fee of up to US$5.00 per 100 ADSs (or portion thereof), unless the conversion takes place during the first four week following the listing.

Ratio: Each ADS represents 10 Ordinary Shares. Fractional ADSs cannot be issued. Therefore, the number of Ordinary Shares transmitted through the book-entry facilities of Euroclear Nederland to the Custodian MUST be a multiple of 10.